Exhibit 99.1

ADB SYSTEMS INTERNATIONAL LTD.
(the “Corporation”)
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Held on June 21, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

In accordance with Section 11.3 of the National Instrument 51-102, the following describes the matters voted upon and the voting results obtained at the Annual and Special Meeting of the Corporation held on June 21, 2006 in Toronto, Ontario (the “Meeting”).

The following matters were put to a vote by a show of hands and proxies received at the Meeting.

General Business

MATTER VOTED UPON	VOTING RESULT

1.
Election of Directors

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

JEFFREY LYMBURNER
T. CHRISTOPHER BULGER
JIM MOSKOS
DARROCH ROBERTSON
DUNCAN COPELAND
DAVID GELINEAU
Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the directors named above by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
16,171,771	99.47%	86,951	0.53%

2.
Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation for the current fiscal year and authorizing the Board of Directors to fix the auditors’ remuneration.
Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
16,209,650	99.70%	49,121	0.30%

Special Business

MATTER VOTED UPON	Voting Result

3.
Approval of Share Sale of ADB Systemer AS
(Disinterested shareholder vote)

A special resolution authorizing the sale of 100 percent of the common shares of ADB Systemer AS, the particulars of which are set out in the Management Information Circular dated May 18, 2006 and provided to shareholders in connection with the Meeting.

As documented in the scrutineer’s report, 703,144 shares held by interested parties were excluded from voting on this resolution
Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
15,427,376	99.18	128,254	0.82%

4.
Corporation Name Change

A special resolution authorizing the amendment of the Articles of the Corporation to change the name of the Corporation from ADB Systems International Ltd. to Northcore Technologies Inc.
Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
16,189,930	99.58%	68,841	0.42%